Exhibit 99.1

Tenaris Issues Update on Dalmine Shareholding

Luxembourg, March 11, 2003 - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) announced today that, pursuant to purchases made in the market, it has increased its shareholding in Dalmine S.p.A. (MTA Italy: D) so that it now holds over 90% of Dalmine’s ordinary shares. Accordingly, Tenaris plans to launch, in accordance with Italian regulations, a residual public offer for the remaining shares of Dalmine at a price which will be determined by the Italian securities’ regulator (“CONSOB”). Upon the conclusion of this residual public offer Dalmine’s shares will be delisted.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities in any jurisdiction.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.